Exhibit 99.2

Buckeye Technologies Transaction Talking Points/Q&A

As you are aware, GP has agreed to acquire all of the outstanding stock of Buckeye Technologies. We encourage you to refer to the following information when making comments about this transaction. It is important to remember that the closing of this transaction is subject to the successful completion of the tender offer and merger, which have customary closing conditions, including regulatory approvals.

TALKING POINTS/TRANSACTION OVERVIEW

•	Buckeye Technologies is based in Memphis, Tenn., and is a leading manufacturer and marketer of specialty fibers and nonwoven materials.

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The transaction is for the acquisition of all outstanding stock of Buckeye Technologies, including its five manufacturing facilities, global sales offices, headquarters and approximately 1,200 employees.

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Buckeye Technologies operates high-quality assets that fit strategically with GP’s existing cellulose operations and consumer products business. Buckeye Technologies offers cellulose-based products made from both wood and cotton, and utilizing wetlaid and airlaid technologies.

•	Buckeye Technologies’ talented employees, innovation capabilities and advanced technologies provide a significant platform for continued growth and success.

•	GP makes long-term, strategic investments in areas where we can add value for our customers and our company.

•	The parties look forward to completing this transaction and expect it to close later this year, subject to receipt of regulatory approvals and other closing conditions.

ADDITIONAL BACKGROUND ON BUCKEYE TECHNOLOGIES

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Buckeye Technologies primarily produces high-quality and specialized wood dissolving and cotton linter pulp used to provide unique chemical properties to highly engineered products, such as LCD screens, high-performance tires, sausage casings, ethers used as thickeners for food, pharmaceutical and industrial applications, filtration and cigarette tow. These are all highly technical pulp products that will establish a platform for further growth. Buckeye Technologies also produces fluff pulp and nonwovens.

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More than 65% of Buckeye Technologies’ sales are outside the US: 40% in North America, 32% in Europe, 19% in Asia, 3% in South America and 6% in other foreign jurisdictions. Buckeye Technologies’ portfolio is aligned with high-growth countries and end-uses and is diversified across customers of all sizes.

•	Buckeye Technologies generates approximately $1 billion in annual revenues.

•	Buckeye began its operations as an independent company in 1993 when it acquired the cellulose manufacturing operations of The Procter & Gamble Company.

Q&A

GENERAL QUESTIONS (APPLICABLE TO MULTIPLE AUDIENCES)

Why is GP making this purchase?

This is a complementary acquisition of a high-quality organization that will help us grow our business and continue our efforts to offer innovative, quality products to our customers. The acquisition of Buckeye Technologies will provide GP Cellulose a complementary product portfolio aligned with our strategy to operate in the growing, value-added specialty pulp business. In addition, Buckeye Technologies’ talented employees, innovation capabilities and advanced technologies provide a significant platform for continued growth and success.

What about Buckeye Technologies was attractive to GP?

Buckeye Technologies offers cellulose-based products made from both wood and cotton, and utilizes wetlaid and airlaid technologies. The highly technical and valued dissolving pulp products that Buckeye Technologies produces will establish a platform for further growth. The R&D capability will further GP’s efforts to innovate and anticipate our customers’ needs. The additional fluff capacity also fits well into our vision to grow with our customers. Buckeye Technologies’ cost-competitive assets, talented employees and capabilities will strongly complement GP’s existing business, enhancing the growth potential for the combined companies.

What will happen with the employees?

GP is purchasing all of the outstanding stock of Buckeye Technologies, including its five manufacturing facilities, global sales offices, headquarters and approximately 1,200 employees. Part of what makes Buckeye Technologies attractive to GP is the talented employees and strong management team. GP views this as an opportunity to invest for the long-term, grow its business and strengthen its organization by having a combined group of even better people, sharing knowledge and best practices.

How will this acquisition impact GP’s other cellulose operations?

This acquisition underscores our commitment to this business and provides a significant growth platform, including products we do not presently have the ability to produce. Both companies have talented employees, quality assets, strong capabilities and good performance, so we expect a lot of knowledge sharing to come with the integration after the closing of the transaction.

What changes will GP make?

It is too early to know what specific changes may occur after closing. After the closing of the transaction, GP does plan to operate the Buckeye Technologies operations as it does other GP facilities, which means GP will utilize the best capabilities of each organization and optimize operations – including making investments where appropriate – to continue delivering a quality product to customers and growing GP’s business.

Will GP continue (specific program or project)?

After the closing of the transaction, GP does plan to continue the major projects currently underway at Foley and Memphis, among others. These projects include energy, increase in filtration capacity and 02 delignification, so they are in line with the kind of investments GP makes in its operations and will benefit the combined organization after the closing of the transaction.

Beyond those projects currently underway, GP cannot speculate on future activities. GP will be able to share more information after the transaction is complete. In general, Buckeye Technologies operates high-quality assets, with a quality workforce and GP believes the combined organizations position GP well for continued growth after the closing of the transaction.

How will sales/commercial activity be handled?

GP is in the process of reviewing those plans and will make those announcements after the transaction closes. But, generally, GP Cellulose is committed to being the supplier of CHOICE for its customers and to creating maximum long-term value for the company and society.

STOCKHOLDER QUESTIONS

What is the purchase price for the transaction?

GP is paying approximately $37.50 in cash for each outstanding share of stock of Buckeye Technologies, representing a total transaction value of approximately $1.5 billion, including debt.

What are the mechanics of the transaction?

GP will acquire Buckeye Technologies for $37.50 per share. The acquisition will initially be effected through an all-cash tender offer followed by a merger or, in certain circumstances, the transaction may be converted into a traditional one-step merger. In either case, upon the completion of the merger, Buckeye Technologies will become a wholly-owned subsidiary of GP and Buckeye Technologies’ stock will cease trading on the New York Stock Exchange.

What percentage of Buckeye shares is needed to be tendered into the offer to effect the merger?

The tender offer is subject to at least 75% of the outstanding shares of Buckeye Technologies’ common stock being tendered and not withdrawn. In the event the transaction converts into a traditional one-step merger, a vote of 75% of the outstanding shares is required to approve the merger.

What is the timing of the transaction?

Under the terms of the merger agreement, GP is expected to commence the tender offer within ten business days of April 23, 2013. The tender offer will be open for at least 20 business days. The transaction will close after the satisfaction or waiver of customary conditions, including the expiration of the applicable waiting periods on the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, other regulatory approvals and other customary conditions.

What approvals are necessary for this deal?

The board of directors of Buckeye Technologies and the board of managers of GP’s purchasing entity each unanimously approved of this transaction prior to entering into the merger agreement. Before closing, 75% of the outstanding shares of Buckeye Technologies’ common stock must be tendered in the tender offer or voted in favor of the long-form merger. Furthermore, closing of the transaction is subject to usual and customary regulatory approvals and other closing conditions.

When will GP commence the tender offer?

Under the terms of the merger agreement, GP is expected to commence the tender offer within ten business days of April 23, 2013.

How do I tender my shares into the offer?

Buckeye Technologies and GP will be filing tender offer materials with the SEC that will be made available to all stockholders. Those materials will contain instructions on how to tender shares. You should read those materials carefully before making any decision with respect to the tender offer.

Is the board of directors of Buckeye Technologies recommending that I sell my shares?

Georgia-Pacific made an attractive offer and Buckeye Technologies’ board of directors determined that it is advisable, fair and in the best interests of the company and its stockholders to proceed with the transaction. Buckeye Technologies’ board of directors’ official recommendation to stockholders regarding the transaction and reasons for the recommendation will be contained in the Schedule 14D-9 that Buckeye Technologies will file with the SEC and furnish to stockholders.

What will happen to Buckeye Technologies’ stock up to the time the transaction is completed?

Buckeye Technologies expects that its stock will continue to trade on the New York Stock Exchange until the transaction is completed.

BUCKEYE TECHNOLOGIES EMPLOYEE QUESTIONS

Who is Georgia-Pacific LLC (“Georgia-Pacific” or “GP”)?

Georgia-Pacific is one of the world’s leading manufacturers and marketers of building products, tissue, packaging, paper, cellulose and related chemicals. The company is headquartered in Atlanta, Ga., and employs nearly 35,000 people worldwide. For the last two consecutive years, Georgia-Pacific has been listed as the #1 company on the S&P Global Forest Products Index. And, since the beginning of 2006, GP has invested more than $8 billion across its businesses for acquisitions, innovation, cost reductions and improved EH&S performance. During the same period and during a significant recession, the company paid down $10+ billion in debt and is rated investment grade by all agencies. GP also is committed to investing in its communities with more than $9 million in annual contributions by GP and the GP Foundation. Georgia-Pacific’s website at www.gp.com contains further information.

Why is Buckeye Technologies being acquired by Georgia-Pacific?

Georgia-Pacific made an attractive offer to Buckeye Technologies’ board of directors that the board of directors has determined is advisable, fair and in the best interests of the company and its stockholders. From an employee standpoint, you will become part of a much larger company that has a track record of growth and innovation in this industry. As part of a larger private company that invests heavily in its businesses and assets, career opportunities can be much more expansive. A merger with a company like Georgia-Pacific opens up countless opportunities for Buckeye Technologies’ team members in new categories and areas all around the world.

What is a tender offer?

A tender offer is an offer made for a limited period of time by a company or a third party to purchase a company’s equity. In this case, Georgia-Pacific, through a wholly-owned subsidiary, will make an offer to purchase all of the outstanding shares of common stock of Buckeye Technologies.

What is a merger?

A merger is the combination of two or more separate companies into a single legal entity.

What percentage of Buckeye Technologies shares is needed to be tendered into the offer to effect the merger?

The tender offer is subject to at least 75% of the outstanding shares of Buckeye Technologies’ common stock on a fully-diluted basis being tendered and not withdrawn.

What will happen to my existing equity plan awards as a result of the transaction?

Under the terms of the merger agreement, at the closing of the merger, all unexpired and unexercised options to purchase, and all unexpired and unexercised stock appreciation rights based on the value of, shares of Buckeye Technologies’ stock will be cancelled and holders of such options or stock appreciation rights will be entitled to receive a payment in cash equal to the difference of the exercise price (in the case of options) and base price (in the case of stock appreciation rights) and the merger consideration.

Holders of restricted stock may tender their shares into the offer, expediting payment for their shares. Otherwise, all untendered, unvested shares of restricted stock will vest, and holders of such restricted stock will be entitled to receive the merger consideration.

What can I expect in the interim?

As the parties work through the integration process, they are counting on you to remain focused on working safely and doing your job to the best of your ability. Until the transaction closes, Buckeye

Technologies and Georgia-Pacific will remain separate companies. The companies will not operate as a single entity or hold themselves out as a single entity until after the closing (e.g., no co-promotion, no co-development, etc.). Upon the closing of the transaction, Buckeye Technologies will become a wholly-owned subsidiary of Georgia-Pacific. The parties will make every effort to keep you informed of developments and progress throughout the acquisition process.

Will the organization at my Buckeye Technologies facility change, and will I continue to report to my current supervisor/manager?

GP is paying a premium price for Buckeye Technologies because they have great admiration for its employees, its management team and its facilities. Decisions regarding the integration have yet to be made. However, until the transaction closes, the organization at the Buckeye Technologies facilities will remain the same and its facilities will continue to operate in the ordinary course of business, including reporting to your current supervisor/manager.

Will any Buckeye Technologies facilities be closed?

GP is acquiring Buckeye Technologies as a growth platform, and Buckeye Technologies will add many capabilities and quality assets to GP after the transaction closes. GP is paying a premium price for Buckeye Technologies because they have great admiration for its employees, its management team and its facilities.

Will I have to relocate to Atlanta?

GP is paying a premium price for Buckeye Technologies because they have great admiration for its employees, its management team and its facilities. It is too early in the process for decisions about which personnel may relocate following the closing of the transaction. But, where there is interest, Georgia-Pacific and its affiliates have a variety of opportunities worldwide.

Will I lose my job because of the acquisition and, if so, will I receive a severance package?

Decisions regarding the integration have yet to be made. Under the merger agreement, Georgia-Pacific has agreed to provide its severance package to Buckeye Technologies employees at the same benefit level to which a similarly situated employee is entitled under the Georgia-Pacific severance policy. GP is paying a premium price for Buckeye Technologies because they have great admiration for its employees, its management team and its facilities.

When will I know whether I will lose my job or be offered employment with Georgia-Pacific?

GP is paying a premium price for Buckeye Technologies because they have great admiration for its employees, its management team and its facilities. GP recognizes that Buckeye Technologies has great employees and a strong management team, and guidance on this issue will be provided once decisions are made after closing.

Will merit increases and promotions be impacted by the transaction?

Prior to the closing of the transaction, Buckeye Technologies expects that its annual salaried employee merit increases and promotions will occur in the ordinary course of business, subject to certain limitations customary for transactions of this nature.

How will the transaction impact salary, benefits and retirement plan policies?

Buckeye Technologies’ compensation, benefits and retirement plan policies (including those of union employees) will remain in place until the transaction is completed, including vacation, sick time and leave of absence programs. Under the merger agreement, Georgia-Pacific has agreed to provide, for a limited period of time, a Buckeye Technologies employee who remains employed in the same position following the closing with his or her current rate of pay and salary, and benefits substantially equivalent to that of a similarly situated employee at Georgia-Pacific. Buckeye Technologies employees who remain employed following the closing of the transaction will receive credit under Georgia-Pacific’s benefits and retirement plan policies for their years of service at Buckeye Technologies.

Generally,

•	Keep on working safely, as you did yesterday

•	Pay rates and salaries are not expected to change

•	GP offers a full slate of benefits, just as Buckeye Technologies does

•	Credit will be given for years of service

•	More specifics will be given at a later date

How will the transaction affect existing collective bargaining agreements?

The transaction will not affect those agreements. All of Buckeye Technologies’ existing collective bargaining agreements will remain in place.

Can I retire and, if so, will I receive any type of retirement package benefits?

An employee can always retire from his or her job. If an employee retires prior to consummation of the transaction, he or she will receive the same retirement package benefits, if any, to which he or she is entitled under Buckeye Technologies’ retirement programs. Following the closing of the transaction, the retirement earned under the Buckeye Technologies plan would remain with the employee, and as a GP employee, he or she would begin immediately participating in the GP plan. Employees would get credit for all years of service toward vesting.

How will the transaction impact Buckeye Technologies’ existing goals?

Buckeye Technologies’ goals all remain the same — business as usual until the transaction closes.

Does GP plan to …?

Buckeye Technologies cannot speculate or speak for Georgia-Pacific, but GP is acquiring Buckeye Technologies as a platform for growth.

When can I start working together with my new Georgia-Pacific associates?

Not until the transaction closes.

What should I do if I am asked questions by the media, investors or other business contacts?

This transaction will generate interest from the media and others. The U.S. Securities and Exchange Commission (or, the “SEC”) has very specific communication standards related to this type of transaction and it is critically important that GP and Buckeye Technologies follow these standards. If you receive any calls or requests for information from anyone outside of Buckeye Technologies, do not provide comment and immediately refer the person requesting comment or information to Buckeye Technologies’ media contact: Eric Whaley, Investor Relations, 901-320-8509, or Buckeye Technologies’ CFO, Steve Dean at 901-320-8352.

All internal communications regarding this transaction that are not otherwise publicly available must remain confidential.

What if I have further questions?

Over the next week, Buckeye Technologies’ management team will be speaking to you to discuss the strategic rationale for the transaction and to answer additional questions you may have. Also, as Buckeye Technologies has done so far, it will widely communicate information as it becomes available. Buckeye Technologies’ management team plans to hold regular meetings to keep you updated. Additionally, you can contact Human Resources.

How can I learn more about Georgia-Pacific?

Employee meetings will be held in the coming days at all of Buckeye Technologies’ facilities. In the meantime, you can visit Georgia-Pacific’s website at www.gp.com for further information.

GP EMPLOYEE QUESTIONS (SEE ALL PREVIOUS Q&As, Plus Below)

How do you see the two organizations coming together?

GP is paying a premium price for Buckeye Technologies because they have great admiration for its employees, its management team and its facilities. Therefore the parties do not anticipate dramatic changes. The parties plan to integrate the two organizations after the closing of the transaction to best capitalize on the capabilities and potential they envision the combined organizations can provide.

How will this acquisition impact GP’s other cellulose operations?

This acquisition underscores GP’s commitment to this business and provides a significant growth platform. Both companies have quality assets and good performance, so the parties expect a lot of knowledge sharing to come with the integration after the closing of the transaction.

Does Buckeye Technologies plan to …?

GP cannot speak for Buckeye Technologies; you would need to ask a Buckeye Technologies representative that question.

ADDITIONAL INFORMATION ABOUT THE OFFER:

This list of frequently asked questions and answers is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Buckeye Technologies common stock described in this list of frequently asked questions and answers has not commenced. At the time the tender offer is commenced, Georgia-Pacific will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) and Buckeye Technologies will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Buckeye Technologies stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER:

In connection with the potential subsequent merger, Buckeye Technologies would expect to file a proxy statement with the SEC, as well as other relevant materials in connection with the proposed transaction pursuant to the terms of an Agreement and Plan of Merger, dated April 23, 2013, by and among Buckeye Technologies Inc., Georgia-Pacific LLC and GP Cellulose Group LLC. The materials to be filed by Buckeye Technologies will be made available to Buckeye Technologies’ investors and security holders at no expense to them. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Buckeye Technologies are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they contain important information about the merger and the parties to the merger. Buckeye Technologies and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Buckeye Technologies’ stockholders in connection with the proposed merger. Investors and security holders may obtain more detail information regarding the names, affiliations and interests of certain of Buckeye Technologies’ executive officers and directors in the solicitation by reading Buckeye Technologies’ proxy statement for its 2012 annual meeting of stockholders, annual report on Form 10-K for the fiscal year ended June 30, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the merger when and if they become available. Information concerning the interests of Buckeye Technologies’ participants in the solicitation, which may, in some cases, be different than those of Buckeye Technologies’ stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding Buckeye Technologies’ directors and executive officers is also included in Buckeye Technologies’ proxy statement for its 2012 annual meeting of stockholders and in Buckeye Technologies’ annual report on Form 10-K for the fiscal year ended June 30, 2012.

FORWARD-LOOKING STATEMENTS: Any statements made regarding the proposed transaction between Georgia-Pacific LLC and Buckeye Technologies, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings and any other statements contained in this list of frequently asked questions and answers that are not purely historical fact are “forward-looking statements” that are based on management’s beliefs, certain assumptions and current expectations as of the date hereof and which are believed to be reasonable. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or implied. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. Other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements include those that may be contained from time to time in the documents filed with the SEC by Buckeye Technologies, including Buckeye Technologies’ annual report on Form 10-K for the fiscal year ended June 30, 2012, and quarterly and current reports on Form 10-Q and Form 8-K, respectively. The forward-looking statements contained in this list of frequently asked questions and answers are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law.